Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

December 31, 2015

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated May 4, 2015 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated May 4, 2015 contained in the Company’s Registration Statement (No. 333-202913) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Considerations”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
Digital Buffered Notes due July 2, 2019	December 29, 2015	K593
Buffered Accelerated Return Equity Securities due December 31, 2020	December 28, 2015	K596
Buffered Accelerated Return Equity Securities due January 3, 2020	December 28, 2015	K606
Autocallable Securities due December 29, 2017	December 28, 2015	T662
Accelerated Barrier Notes due December 31, 2020	December 28, 2015	T663
Absolute Return Barrier Securities due December 31, 2020	December 28, 2015	T664
Trigger Return Optimization Securities	December 28, 2015	T665
Digital Plus Barrier Notes due December 31, 2020	December 28, 2015	T666
Trigger Performance Securities	December 28, 2015	T667
Trigger Performance Securities	December 28, 2015	T668
Trigger Step Performance Securities	December 29, 2015	T669

Trigger Performance Securities	December 28, 2015	T672
Trigger Performance Securities	December 28, 2015	T673
Trigger Step Performance Securities	December 29, 2015	T675
Accelerated Barrier Notes due July 3, 2019	December 28, 2015	T679
7.75% 7.5 Year Callable Daily Range Accrual Securities due June 30, 2023	December 28, 2015	U1403
Trigger Phoenix Autocallable Optimization Securities	December 29, 2015	U1420
Trigger Phoenix Autocallable Optimization Securities	December 29, 2015	U1429ABC
7.00% per annum Contingent Coupon Callable Yield Notes due December 31, 2020	December 28, 2015	U1432